UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Byline Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

124411 109
(CUSIP Number)

March 19, 2024**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Voluntary Filing

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Eugenio Santiago Clariond Reyes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,038,691

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,038,691

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,691

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(**)	Calculated based on 44,378,792 Shares outstanding as of March 1, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 4, 2024.

1	NAMES OF REPORTING PERSONS
ECR Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,038,691

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,038,691

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,691

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(**)	Calculated based on 44,378,792 Shares outstanding as of March 1, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 4, 2024.

1	NAMES OF REPORTING PERSONS
ECR Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,038,691

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,038,691

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,691

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(**)	Calculated based on 44,378,792 Shares outstanding as of March 1, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 4, 2024.

Item 1(a).	Name of Issuer:

Byline Bancorp, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

180 North LaSalle Street, Suite 300, Chicago, Illinois 60601.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by ECR Holdings LP, an Ontario limited partnership (“ECR Ontario”), ECR Holding LLC, a Delaware limited liability company (“ECR Delaware”), and Eugenio Santiago Clariond Reyes (each a “Reporting Person” and, collectively, the “Reporting Persons”).

ECR Delaware is the general partner of ECR Ontario, which directly owns the shares of Common Stock of the Issuer reported herein following the contribution (as discussed in Item 4. below), and may be deemed to beneficially own the shares of Common Stock of the Issuer reported herein.  Mr. Clariond Reyes is the sole shareholder of ECR Ontario and ECR Delaware and may be deemed to beneficially own the shares of Common Stock of the Issuer reported herein.

None of the foregoing should be construed in and of itself as an admission by any of the Reporting Persons as to beneficial ownership of such shares of the Common Stock reported herein.

The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is previously filed with the Commission as Exhibit A to Schedule 13G (Amendment No. 1) dated December 29, 2022.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of ECR Ontario and ECR Delaware is 84 Castlebury Crescent, 3, Toronto, Ontario, Canada, M2H 1W8.  The address of Eugenio Santiago Clariond Reyes is Vasconcelos 220 OTE., Col. Residencial San Agustin, San Pedro Garza Garcia, Nuevo Leon, Mexico, C.P. 66260 .

Item 2(c).	Citizenship:

The place of organization of ECR Ontario is Ontario, Canada and of ECR Delaware is Delaware.  The citizenship of Eugenio Santiago Clariond Reyes is Mexican.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

124411 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	A broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J); and

(k)	☐	A group, in accordance with §240.13d–1(b)(1)(ii)(K). ). If a member of the group is filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Explanatory Note:

On February 14, 2018, ECR Holding, S.A. de C.V. (“ECR Mexico”), an entity organized under the laws of Mexico, filed Schedule 13G as the holder of record of the shares of the Common Stock following the Issuer’s initial public offering.  On June 1, 2022, ECR Ontario was formed with ECR Mexico as its sole limited partner and ECR Delaware, a subsidiary of ECR Mexico, as the general partner of ECR Ontario.  On December 29, 2022, ECR Mexico contributed the Common Stock to ECR Ontario and, on December 30, 2022, ECR Mexico transferred its interests in ECR Ontario and ECR Delaware to Eugenio Santiago Clariond Reyes (together, the “contribution”).

As a result, following the contribution, ECR Ontario is the holder of record of the shares of the Common Stock. As discussed in Item 1, in addition to ECR Ontario and ECR Delaware, Mr. Clariond Reyes, as the sole shareholder of ECR Ontario and ECR Delaware, may be deemed to beneficially own the shares of Common Stock of the Issuer reported herein.

Item 4(a).	Amount Beneficially Owned:

See the responses to Item 9 on each of the attached cover pages and the explanatory note above.

Item 4(b).	Percent of Class:

See the responses to Item 11 on each of the attached cover pages and the explanatory note above.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See the responses to Item 5 on each of the attached cover pages and the explanatory note above.

(ii)	Shared power to vote or direct the vote: See the responses to Item 6 on each of the attached cover pages and the explanatory note above.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each of the attached cover pages and the explanatory note above.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on each of the attached cover pages and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2024	ECR Holdings LP

By: JTC Corporate Services (USA) LLC, as the Manager of ECR Holding LLC, the General Partner of ECR Holdings LP

	By:	/s/ William Blewett
		Name:	William Blewett
		Title:	Authorized Signer

	By:	/s/ Maria Belen Garcia Mirri
		Name:	Maria Belen Garcia Mirri
		Title:	Authorized Signer

Date: March 19, 2024	ECR Holding LLC

By: JTC Corporate Services (USA) LLC, as the Manager of ECR Holding LLC

	By:	/s/ William Blewett
		Name:	William Blewett
		Title:	Authorized Signer

	By:	/s/ Maria Belen Garcia Mirri
		Name:	Maria Belen Garcia Mirri
		Title:	Authorized Signer

Date: March 19, 2024	Eugenio Santiago Clariond Reyes

Signature:
/s/ Eugenio Santiago Clariond Reyes
Name: Eugenio Santiago Clariond Reyes